BUBBLR, INC.

21 West 46th Street

New York, New York 10036

Phone: (647) 646 2263

June 21, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Kathleen Krebs, Special Counsel

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Bubblr, Inc.

Registration Statement on Form S-1/A

Filed June 7, 2022

File No. 333-262680

Dear Ms. Krebs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bubblr, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on Friday, June 24, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Rik Willard

Rik Willard

Chief Executive Officer